UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CurrencyShares Japanese Yen Trust
(Name of Issuer)

Japanese Yen Shares
(Title of Class of Securities)

23130A102
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23130A102

1		NAME OF REPORTING PERSONS Leuthold Weeden Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 23130A102

1		NAME OF REPORTING PERSONS Leuthold Core Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 23130A102

1		NAME OF REPORTING PERSONS Leuthold Global Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 23130A102

Item 1(a).	Name of Issuer:

CurrencyShares Japanese Yen Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices:

805 King Farm Boulevard, Suite 600, Rockville, MD 20850

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are (i) Leuthold Weeden Capital Management, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940; (ii) Leuthold Core Investment Fund, an investment company registered under the Investment Company Act of 1940; and (iii) Leuthold Global Fund, an investment company registered under the Investment Company Act of 1940.  Leuthold Weeden Capital Management is the investment adviser to Leuthold Core Investment Fund and to Leuthold Global Fund.  Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Leuthold Weeden Capital Management, Leuthold Core Investment Fund and Leuthold Global Fund that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

33 South Sixth Street, Suite 4600, Minneapolis, MN 55402

Item 2(c).	Citizenship:

Leuthold Weeden Capital Management is a Delaware corporation.

Leuthold Core Investment Fund is a Maryland corporation.

Leuthold Global Fund is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Japanese Yen Shares

Item 2(e).	CUSIP Number:

23130A102

CUSIP No. 23130A102

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	An investment registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership as of January 12, 2014:

Leuthold Weeden Capital Management

(a)	Amount Beneficially Owned: 0

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

Leuthold Core Investment Fund

(a)	Amount Beneficially Owned: 0

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No. 23130A102

Leuthold Global Fund

(a)	Amount Beneficially Owned: 0

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

CUSIP No. 23130A102

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly (previously filed).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 12, 2014

Leuthold Weeden Capital Management

By:      /s/ Roger Peters
Roger Peters
Chief Compliance Officer

Leuthold Funds, Inc., on behalf of
Leuthold Core Investment Fund
and Leuthold Global Fund

By:      /s/ Roger Peters
Roger Peters
Vice President and Chief Compliance Officer